Stride Tech Medical, Inc.



ANNUAL REPORT

1614 Timber Ln.

Boulder, CO 80304

(720) 460-0398

https://www.stridetechgo.com/

This Annual Report is dated April 29, 2022.

BUSINESS

StrideTech Medical, Inc. ("StrideTech" or the "Company") is a medical device accessory early-stage start-up company. Our patented device (issue date from USPTO of 03/15/22) – StrideTech Go - is an attachment to walkers providing real-time haptic (vibration in the handles) and LED feedback to users. These corrective cues will help a user know when they are placing too much weight – or too little – on the handles, or if their hips are too far away from the walker frame. These corrections help prevent behaviors that lead to falls.

StrideTech Go simultaneously provides users with real time feedback while collecting and storing data. Uploaded from the attachment to our database. The data we collect is reported to Physical Therapists, Physicians, Caregivers and families with information on posture, weight distribution, and usage.

Feedback to users and healthcare professionals will facilitate and maintain correct mobility device use, improving posture, reducing walker dependence and contributing to increased confidence, independence and help prevent falls. For families, we will be able to report the walker is being used, times of day, and other information about the use of the walker – providing an unobtrusive way of checking in.

Stride Tech Medical, Inc. will sell our hardware B2C and B2B, through our website and through DME stores and retailers - we will also sell monthly subscriptions to reports to all interested

parties the user approves.

Stride Tech Medical, Inc. was incorporated as a domestic corporation on June 25, 2019, under the laws of the state of Delaware. Its principal place of business and headquarters are in Colorado.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $190,000.00

Use of proceeds: R&D, Operations

Date: November 22, 2021

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $175,000.00

Use of proceeds: R&D and operations

Date: December 03, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $35,000.00

Number of Securities Sold: 319,090

Use of proceeds: R&D and operations

Date: February 22, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 84,678

Use of proceeds: In February 2020, the Company sold 319,090 shares of Common Stock to an investor for $35,000 which represented 7% of the Company's total capital stock on a fully-diluted basis. This investor is subject to anti-dilution protection; if the Company issues additional shares of Common Stock to any person, the Company shall issue additional shares to this particular investor for no additional consideration to maintain ownership interest at 7% of the Company's total capital stock on a fully-diluted basis. In January 2021, the Company issued an additional 84,678 shares of Common Stock to this investor for no additional consideration.

Date: January 01, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

No revenue has been generated by the company. Research and development and testing have been the Company's primary focus. We believe StrideTech will be in a position, once capital has been raised, to begin production and sales in 2022.

Cost of sales

No cost of sales have been incurred in 2021 or 2020.

Our testing units have generated COGS of approximately $115/unit - prices per unit have fluctuated due to supply chain challenges. We believe StrideTech's cost per unit will continually decrease as we produce larger quantities, and the Company benefits from economies of scale.

We believe our Cost of sales in 2022 will increase as we hire sales and support personnel, incur marketing expenses and hire one person in operations.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Stride Tech Medical, Inc.

Operating Expenses in 2021 increased $83,718 from 2020. Approximately $20,000 of this increase was due to increased compensation and benefits costs as co-founders began to draw a salary. All salaries in 2021 were increased to $30,000/year. We believe salaries will increase to $60,000/yr to provide a living wage for current Stride Tech Medical, Inc. employees.

We believe further compensation and benefits expenses will be incurred as the company hires additional staff in sales and marketing at current market prices. The Company plans to hire four employees in 2022 and 2023 in sales and marketing and one in operations.

Historical results and cash flows:

Past expenses primarily centered around salaries, which are well below market. All staff salaries are $30,000 a year.

Future expenses will will see an increase of current salaries from $30/k to $60/k to provide a living wage. We will see a dynamic increase in SG&A as we add staff in our marketing, sales teams and operations.

Cash was generated by selling equity to fund operations. Revenues should begin in 2022 as we sell product. The need to sell equity will decrease as revenues increase.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $39,621.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: George F. Douaire - Deferred Salary

Amount Owed: $24,230.85

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: The Caruso Foundation

Amount Owed: $50,000.00

Interest Rate: 0.0%

Creditor: Param Singh

Amount Owed: $100,000.00

Interest Rate: 0.0%

Creditor: University of Colorado Foundation

Amount Owed: $25,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: George F. Douaire

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: JOE ED McCREERY

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Sally Cottingham

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: William Nestos

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Peter Nestos

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Mitchell Goldsmith

Amount Owed: $20,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Joseph McCreery

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: James Ertmann

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Jean Kempner

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: James McCauley

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Aila Main

Amount Owed: $10,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Terry O'Brien

Amount Owed: $20,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Glenn Klauke

Amount Owed: $15,000.00

Interest Rate: 0.0%

$4M Valuation Cap, 20% discount

Creditor: Deming Center Venture Fund

Amount Owed: $25,000.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: George Douaire

George Douaire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: September 08, 2020 - Present

Responsibilities: Overall management of the company. Currently takes a salary of $30k/year.

Position: Director

Dates of Service: September 08, 2020 - Present

Responsibilities: Overall management of the Company

Other business experience in the past three years:

Employer: University of Colorado, Boulder

Title: Adjunct Professor

Dates of Service: January 01, 2020 - Present

Responsibilities: Instructor, 10 hours per week (3 business hours, remainder are on personal time).

Other business experience in the past three years:

Employer: K8 Ventures

Title: Advisory Board

Dates of Service: December 01, 2018 - Present

Responsibilities: Provide business advice, 3 hours per month

Other business experience in the past three years:

Employer: Douaire Partners

Title: Prinicipal

Dates of Service: December 01, 2001 - September 01, 2020

Responsibilities: Consultant

Name: Humsini Acharya

Humsini Acharya's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Chief Research Officer

Dates of Service: June 25, 2019 - Present

Responsibilities: Collection and analysis of user data. Currently takes a salary of $30k/year.

Position: Director

Dates of Service: June 25, 2019 - Present

Responsibilities: General management and oversight of the company

Position: Board Secretary

Dates of Service: June 25, 2019 - Present

Responsibilities: Coordination and facilitation of Board Meetings

Name: Andrew Plum

Andrew Plum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Chief Technical Officer

Dates of Service: June 25, 2019 - Present

Responsibilities: Development of product technology. Currently takes a salary of $30k/year.

Position: Director

Dates of Service: June 25, 2019 - Present

Responsibilities: General management & oversight of the company

Name: Timothy Visos-Ely

Timothy Visos-Ely's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Chief Product Officer

Dates of Service: June 25, 2019 - Present

Responsibilities: Development of the product. Currently takes a salary of $30k/year.

Position: Director

Dates of Service: June 25, 2019 - Present

Responsibilities: General management and oversight of the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Timothy Visos-Ely

Amount and nature of Beneficial ownership: 1,260,000

Percent of class: 24.78

Title of class: Common Stock

Stockholder Name: Humsini Acharya

Amount and nature of Beneficial ownership: 1,125,000

Percent of class: 22.13

Title of class: Common Stock

Stockholder Name: George Douaire

Amount and nature of Beneficial ownership: 1,125,000

Percent of class: 22.13

Title of class: SAFE ($4M Cap)

Stockholder Name: George Douaire

Amount and nature of Beneficial ownership: 10,000

Percent of class: 22.13

Title of class: Common Stock

Stockholder Name: Andrew Plum

Amount and nature of Beneficial ownership: 1,125,000

Percent of class: 22.13

RELATED PARTY TRANSACTIONS

Name of Entity: George F. Douaire

Relationship to Company: Director

Nature / amount of interest in the transaction: Deferred Compensation. As a Director, President & CEO George has elected to defer salary.

Material Terms: Douaire's deferment initiated in May of 2021 and continues to date. 2021 deferred amount was $19,615.45. In 2022, as of 4/21/22, the amount was $9,230.80. All deferred compensation will be applied to a SAFE under the terms and conditions established in Douaire's initial SAFE.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,768,138 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 683,785 of shares to be issued pursuant to stock options, reserved but unissued.

Right of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the Corporation.

The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase all or a portion of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise

exempted from the provisions of this Article XI, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors.

In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions as set forth in said transferring stockholder's notice.

(e) In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty (60) day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Article XI in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Article XI:

(1) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be all of the partners or members. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, sister, or lineal descendant of a brother or sister, of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this Article XI.

(3) A stockholder's transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

(4) A stockholder's transfer of any or all of such stockholder's shares to a person who, at the

time of such transfer, is an officer or director of the Corporation.

(5) A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(7) A transfer by a stockholder which is a partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Article XI, and there shall be no further transfer of such stock except in accordance herewith.

(g) The provisions of this Article XI may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the outstanding voting shares of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Article XI may be amended or repealed either by a duly authorized action of the Board of Directors, or by the stockholders upon the express written consent of the owners of a majority of the outstanding voting shares of the Corporation.

(h) Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this Article XI are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) On January 1, 2039; or

(2) Upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(k) The certificates representing shares of stock of the Corporation subject to the foregoing right of first refusal shall bear the following legend so long as such right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

SAFE (no cap)

The security will convert into Common stock and the terms of the SAFE (no cap) are outlined

below:

Amount outstanding: $175,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Equity financing, liquidity event, and dissolution event

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds

are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE ($4M Cap)

The security will convert into Safe preferred stock and the terms of the SAFE ($4M Cap) are outlined below:

Amount outstanding: $190,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $4,000,000.00

Conversion Trigger: Priced Round

Material Rights

Summary of SAFEs

During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements with third and related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to either future equity in the Company via SAFE Preferred Stock during a qualified financing event, or automatically receive a portion of the proceeds during a liquidity event equal to the greater of (i) the purchase amount, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount rate. Shares of SAFE Preferred Stock have identical rights, privileges, preferences, and restrictions as shares of Standard Preferred Stock other than with respect to liquidation preference. Thirteen (13) of the sixteen (16) SAFE agreements entered are subject to a valuation cap of $4M.

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or

expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a universal attachment to walkers. Our revenues are therefore dependent upon the market for walkers.

We may never have an operational product or service

It is possible that there may never be an operational StrideTech Go or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational WebApp or that the product may never be used. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured prototypes for our StrideTech GO. Delays or cost overruns in the development of our StrideTech GO and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and

fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors may receive get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate. It is possible our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Stride Tech Medical, Inc. was formed on June 25, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Stride Tech Medical, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Stride Tech Medical, Inc. is a good idea; the team will be able to successfully market, and sell the product or service,;we are able to price our product(s) properly and in sufficient volume for the Company to succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns

copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company may lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract

qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as FCC and IEC and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible we will experience delays, defects, errors, or other problems with their work which will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As with most companies we rely on the internet to conduct our business, and as such, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Stride Tech medical, Inc. or in its computer systems could reduce the attractiveness of the business and result in a loss of investors, companies or customers interested in using our products. Further, we rely on a third-party technology provider to provide our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Stride Tech Medical, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain Issues

Supply chain issues that are beyond our control may impact the availability and cost of products and resources and could negatively impact our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Stride Tech Medical, Inc.

By   /s/ *George Douaire*

     Name: George Douaire

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Stride Tech Medical, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Stride Tech Medical, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 22, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	39,938	79,416
Total Current Assets	39,938	79,416
Non-current Assets		
Equipment, net of Accumulated Depreciation	2,228	2,228
Intangible Assets: Patent, net of Accumulated Amortization	8,786	8,396
Other Assets	66	66
Total Non-Current Assets	11,079	10,689
TOTAL ASSETS	51,018	90,106
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Deferred Compensation	5,829	-
Deferred Compensation - Related Party	19,615	-
Payroll Liabilities	6,268	3,995
Share Repurchase Liability	9	9
Total Current Liabilities	31,721	4,004
Long-term Liabilities		
PPP Loan	-	5,500
Future Equity Obligations (SAFE Agreements)	320,000	175,000
Future Equity Obligations (SAFE Agreements) - Related Party	10,000	-
Total Long-Term Liabilities	330,000	180,500
TOTAL LIABILITIES	361,721	184,504
EQUITY		
Common Stock	50	50
Additional Paid in Capital	90,168	90,066
Accumulated Deficit	(400,922)	(184,514)
Total Equity	(310,704)	(94,398)
TOTAL LIABILITIES AND EQUITY	51,017	90,106

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	2,073	1,167
General and Administrative	146,970	111,143
Research and Development	84,572	37,587
Total Operating Expenses	233,615	149,897
Operating Income (loss)	(233,615)	(149,897)
Other Income		
Interest Income	32	-
Other	17,175	2,782
Total Other Income	17,207	2,782
Provision for Income Tax	-	-
Net Income (loss)	(216,408)	(147,115)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(216,408)	(147,115)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Payroll Liabilities	27,717	3,995
Other	-	(66)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	27,717	3,929
Net Cash provided by (used in) Operating Activities	(188,691)	(143,186)
INVESTING ACTIVITIES		
Equipment	-	(2,228)
Patent	(390)	(8,396)
Net Cash provided by (used by) Investing Activities	(390)	(10,623)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	14
Additional Paid in Capital	103	35,111
PPP Loan	(5,500)	5,500
Repurchase of Common Stock	-	(9)
Share Repurchase Liability	-	9
Convertible Notes	155,000	175,000
Net Cash provided by (used in) Financing Activities	149,603	215,625
Cash at the beginning of period	79,416	17,600
Net Cash increase (decrease) for period	(39,478)	61,816
Cash at end of period	39,938	79,416

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	4,500,000	45	54,955	(37,400)	17,600
Issuance of Common Stock	1,444,090	14	35,111	-	35,125
Treasury Stock	(944,415)	(9)	-	-	(9)
Net Income (Loss)	-	-	-	(147,115)	(147,115)
Ending Balance 12/31/2019	4,999,675	50	90,066	(184,514)	(94,398)
Issuance of Common Stock due to Anti-Dilution	84,678	-	-	-	-
Additional Paid in Capital	-	-	102	-	102
Net Income (Loss)	-	-	-	(216,408)	(216,408)
Ending Balance 12/31/2020	5,084,353	50	90,168	(400,922)	(310,704)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Stride Tech Medical, Inc. ("the Company") was formed in Delaware on June 25th, 2019. The Company plans to earn revenue by selling an attachable device to walkers / rollators, and subscription services to walker users, family members and healthcare professionals. Leveraging the data collected on use, AI technology, and then combining them with predictive analytics, the Company will help prevent falls. The Company's headquarters is in Boulder, Colorado. The Company's customers will be located in the United States and internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	5	2,228	-	-	2,228
Grand Total	-	2,228	-	-	2,228

Other Income

In 2020, the Company received a reimbursement for travel in the amount of $1,782 as well as a grant from the Chamber of Commerce for $1,000. In 2021, the Company's two PPP loans were forgiven; please see "Note 5 – Debt" for further information.

Intangible Assets

The Company's intangible asset consists of a patent recorded at cost. Because it has not yet been issued, no amortization is recorded. The ending balance of this asset was $8,396 and $8,786 as of December 31, 2020 and 2021, respectively.

Deferred Compensation

In 2021, the Company entered into three (3) agreements with a contractor, employee, and related party to have payment for their services entirely accrued and applied towards their respective SAFE agreements carrying identical terms as those disclosed below (please see "Note 5 – Debt"). The total ending balance of this deferred compensation was $25,444 as of December 31, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining talent. A total of 500,000 shares of Common Stock can be granted as awards which shall include Stock Options, Restricted Stock, and other stock-based awards granted pursuant to the terms of this Plan. No Stock Option shall be exercisable more than ten (10) years after the date the Stock Option is granted. The Stock Option price shall be determined by the Board of Directors. Throughout May and August 2021, the Company granted three Advisors the option to purchase a total of 128,250 shares of Common Stock at a purchase price of $0.05 per share for work and counsel previously provided. Furthermore, the Company granted these Advisors the option to purchase a total of 36,750 additional shares of Common Stock at a price of $0.05 that shall proportionally vest of a period of 24 equal monthly installments following the respective effective dates. The Board of Directors concluded that the Stock Options are not material and have negligible value.

Separate from the Company's Equity Incentive Plan, in July 2019, the Company's founders were issued a total of 4,500,000 shares of Restricted Common Stock with par values of $0.00001 per share for a total of $45. The shares shall vest at a rate of 25% on the one-year anniversary of the effective date, followed by equal monthly installments over a period of 36 months from the one-year anniversary until all remaining shares have vested. The vesting schedules are subject to the founders' active employment status with the Company.

The Company has the right to repurchase any unvested shares at any time during a sixty (60) day period following the date of a founder's termination of employment at the lower of (i) the purchase price, or (ii) the fair market value per share of Common Stock on the date of the founder's termination of employment. In February 2020, the Company's Treasurer terminated his employment with the Company thereby receiving notice that 944,415 of the original 990,000 shares of Restricted Common Stock granted are being repurchased at a price of $0.001 per share for a total of $9.45. The number of shares that have vested and are in possession of the previous Treasurer amount to 45,585 shares of Common Stock.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is

more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see "Deferred Compensation" and "Note 5 – Debt" regarding an agreement with a Related Party.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In April 2020 and March 2021, the Company entered into two Paycheck Protection Program (PPP) loans for a total of $17,175 with 1% interest rates and respective maturities in 2022 and 2026. These loans were not secured and have been forgiven as of December 31, 2021.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements with third and related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to either future equity in the Company via SAFE Preferred Stock during a qualified financing event, or automatically receive a portion of the proceeds during a liquidity event equal to the greater of (i) the purchase amount, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount rate. Shares of SAFE Preferred Stock have identical rights, privileges, preferences, and restrictions as shares of Standard Preferred Stock other than with respect to liquidation preference. Thirteen (13) of the sixteen (16) SAFE agreements entered are subject to a valuation cap of $4M.

One particular SAFE agreement for $50,000 contains a Most Favored Nation Provision whereby the investor shall be promptly notified if the Company issues any subsequent convertible securities ("the securities") prior to the termination of this agreement. The investor shall receive a copy of all documentation relating to such securities, and if the investor determines that the terms of the securities are preferable to the terms of this SAFE agreement, the Company shall amend and restate this instrument to be identical to the instrument evidencing the securities.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during qualified financing or change of control events which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 4,999,675 and 5,084,353 shares were issued and outstanding as of 2020 and 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the Boards of Directors.

In February 2020, the Company sold 319,090 shares of Common Stock to an investor for $35,000 which represented 7% of the Company's total capital stock on a fully-diluted basis. This investor is subject to anti-dilution protection; if the Company issues additional shares of Common Stock to any person, the Company shall issue additional shares to this particular investor for no additional consideration to maintain ownership interest at 7% of the Company's total capital stock on a fully-diluted basis. In January 2021, the Company issued an additional 84,678 shares of Common Stock to this investor for no additional consideration.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 22, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The

financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, George Douaire, Principal Executive Officer of Stride Tech Medical, Inc., hereby certify that the financial statements of Stride Tech Medical, Inc. included in this Report are true and complete in all material respects.

George Douaire

CEO